Exhibit 99-1

Excellon Resources Inc.

Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

in thousands of U.S. dollars

(unaudited)

Excellon Resources Inc.

Condensed Consolidated Statements of Financial Position

(unaudited) (in thousands of U.S. dollars)

		September 30	December 31
		2020	2019
	Notes	$	$
Assets
Current assets
Cash and cash equivalents		7,178	6,344
Marketable securities and warrants	4	2,966	348
Trade receivables		2,467	2,278
VAT receivables		4,879	4,010
Income taxes recoverable		180	415
Inventories	5	2,363	2,615
Other current assets		925	752
		20,958	16,762
Non-current assets
Property, plant and equipment	6	23,014	24,818
Mineral rights	3, 7	20,408	2,676
Deferred income tax assets		8,463	10,894
Total assets		72,843	55,150

Liabilities
Current liabilities
Trade and other payables	8	7,380	6,700
VAT payables		2,649	1,927
Current portion of long-term lease liabilities		434	489
		10,463	9,116
Non-current liabilities
Convertible debentures	11	6,679	-
Long-term lease liabilities		480	788
Provisions	9	1,829	2,243
Deferred income tax liabilities		840	811
Total liabilities		20,291	12,958

Equity
Share capital	7, 12	135,516	114,840
Contributed surplus		33,803	28,730
Accumulated other comprehensive loss		(18,385)	(13,006)
Deficit		(98,382)	(88,372)
Total equity		52,552	42,192

Total liabilities and equity		72,843	55,150

Commitments and contingencies (Note 13)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Approved by the Board	Director	Director

	“Andre Fortier”	“Andrew Farncomb”

2

Excellon Resources Inc.

Condensed Consolidated Statements of Loss and Comprehensive Loss

For the three and nine months ended September 30, 2020 and 2019

(unaudited) (in thousands of U.S. dollars, except per share data)

		Three months ended		Nine months ended
		September 30	September 30	September 30	September 30
		2020	2019	2020	2019
	Notes	$	$	$	$

Revenues	14	9,667	6,203	17,173	20,055

Production costs		(5,875)	(6,050)	(13,994)	(17,459)
Depletion and amortization		(1,269)	(1,140)	(3,204)	(3,458)
Cost of Sales	15.a	(7,144)	(7,190)	(17,198)	(20,917)

Gross Profit (Loss)		2,523	(987)	(25)	(862)

Administrative expenses	15.b	(1,078)	(881)	(3,167)	(2,434)
Share-based payments	12	(296)	(191)	(1,582)	(918)
Amortization		(128)	(79)	(260)	(188)
General and administrative expenses		(1,502)	(1,151)	(5,009)	(3,540)

Exploration		(2,001)	(858)	(2,631)	(2,829)
Other expenses, net	15.c	(744)	(200)	(1,435)	(439)
Finance expenses, net	16	(292)	(71)	(1,829)	(459)

Loss before income taxes		(2,016)	(3,267)	(10,929)	(8,129)

Income tax recovery (expense)		1,776	365	919	(765)

Net Loss		(240)	(2,902)	(10,010)	(8,894)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation differences		1,267	833	(5,379)	593
Total other comprehensive income (loss)		1,267	833	(5,379)	593

Total comprehensive income (loss)		1,027	(2,069)	(15,389)	(8,301)

Loss per share
Basic and diluted		$(0.01)	$(0.14)	$(0.36)	$(0.44)

Weighted average number of shares
Basic and diluted		31,743,702	20,690,304	27,757,750	20,141,292

The accompanying notes are an integral part of these condensed consolidated financial statements.

3

Excellon Resources Inc.

Condensed Consolidated Statements of Cash Flow

For the three and nine months ended September 30, 2020 and 2019

(unaudited) (in thousands of U.S. dollars, except per share data)

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2020	2019	2020	2019
	$	$	$	$

Cash flow provided by (used in)

Operating activities
Net loss for the period	(240)	(2,902)	(10,010)	(8,894)
Adjustments for non-cash items:
Depletion and amortization	1,392	1,182	3,401	3,603
Income tax (recovery) expense	(1,906)	(344)	(919)	895
Share-based compensation	356	188	1,497	915
Post-employment benefits	38	101	(36)	182
Rehabilitation provision - accretion	15	27	45	81
Interest expense	241	89	732	137
Unrealized loss (gain) on currency hedges	(346)	77	673	26
Loss on disposal of mineral rights	-	104	188	104
Unrealized loss on warrants liability	-	(115)	-	239
Other provisions	-	100	-	700
Unrealized loss (gain) on marketable securities and warrants	276	24	(1,407)	(62)
Shares issued to settle payables - discount	122	-	196	-
Taxes paid	(114)	(79)	(262)	(224)
Operating cash flows before changes in working capital	(166)	(1,548)	(5,902)	(2,298)

Changes in items of working capital:
Trade receivables	(2,467)	(68)	(189)	(147)
VAT receivable	(166)	(355)	(845)	(52)
Income taxes recoverable	(15)	(17)	235	(99)
Inventories	600	(37)	252	(129)
Other assets	(195)	60	(72)	(480)
Trade payables	844	76	1,103	860
VAT payable	377	209	722	(88)
Net cash used in operating activities	(1,188)	(1,680)	(4,696)	(2,433)

Investing activities
Purchase of property, plant and equipment	(1,812)	(993)	(5,454)	(3,550)
Purchase of mineral rights	(68)	(76)	(68)	(76)
Payables settled on acquisition of Otis Gold Corp.	-	-	(1,889)	-
Cash received on acquisition of Otis Gold Corp.	-	-	51	-
Net cash used in investing activities	(1,880)	(1,069)	(7,360)	(3,626)

Financing activities
Proceeds from issuance of Convertible Debt	12,959	-	12,959	-
Proceeds from Credit Facility	-	-	5,871	-
Repayment of Credit Facility	(6,000)	-	(6,000)	-
Loan to Otis Gold Corp.	-	-	(355)	-
Proceeds on issuance of shares from equity financing	-	7,982	-	7,982
Proceeds from options exercised	187	-	303	-
Proceeds from warrants exercised	-	10	8	16
Lease payments	(97)	(78)	(196)	(294)
Interest paid	(140)	(8)	(423)	(26)
Net cash from financing activities	6,909	7,906	12,167	7,678

Effect of exchange rate changes on cash and cash equivalents	(298)	(116)	723	399

Increase in cash and cash equivalents	3,543	5,041	834	2,018

Cash and cash equivalents - Beginning of the period	3,635	3,394	6,344	6,417
Cash and cash equivalents - End of the period	7,178	8,435	7,178	8,435

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

Excellon Resources Inc.

Condensed Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2020 and 2019

(unaudited) (in thousands of U.S. dollars, except per share data)

			Accumulated
			other
	Share	Contributed	comprehensive		Total
	capital	surplus	income (loss)	Deficit	equity
	$	$	$	$	$

Balance - January 1, 2019	106,786	26,811	(15,122)	(78,297)	40,178

Net loss for the period	-	-	-	(8,894)	(8,894)
Total other comprehensive income	-	-	593	-	593
Total comprehensive income (loss)	-	-	593	(8,894)	(8,301)

Employee share options:
Value of services recognized	-	349	-	-	349
Proceeds on issuing shares	-	-	-	-	-
Deferred and restricted share units:
Reclassed from provisions	-	-	-	-	-
Value of units recognized	245	322	-	-	567
Warrants:
Value of warrants issued in Bought Deal	-	1,079	-	-	1,079
Proceeds on issuing shares	16	-	-	-	16
Value of share issued in asset acquisition	169	-	-	-	169
Value of share issued in Bought Deal	6,903	-	-	-	6,903
Balance - September 30, 2019	114,119	28,560	(14,529)	(87,191)	40,959

Balance - January 1, 2020	114,840	28,730	(13,006)	(88,372)	42,192

Net loss for the period	-	-	-	(10,010)	(10,010)
Total other comprehensive loss	-	-	(5,379)	-	(5,379)
Total comprehensive loss	-	-	(5,379)	(10,010)	(15,389)

Acquisition of Otis Gold Corp.	16,370	594	-	-	16,964
Shares issued as part of Credit Facility	180	-	-	-	180
Shares issued to settle payables	1,738	-	-	-	1,738
Share options:
Value of services recognized	-	367	-	-	367
Proceeds on issuing shares	508	(205)	-	-	303
Deferred and restricted share units:
Shares issued on exercise of RSUs and DSUs	1,626	(479)	-	-	1,147
Value of units recognized	-	(18)	-	-	(18)
Warrants:
Value of warrants issued with Convertible Debentures	-	1,001	-	-	1,001
Proceeds on issuing shares	8	(2)	-	-	6
Value of share issued in asset acquisition	246	-	-	-	246
Convertible Debentures
Value of conversion options on Convertible Debentures	-	3,815	-	-	3,815
Balance - September 30, 2020	135,516	33,803	(18,385)	(98,382)	52,552

The accompanying notes are an integral part of these condensed consolidated financial statements.

5

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

1.	GENERAL INFORMATION

Excellon Resources Inc. (the “Company” or “Excellon”) is a silver mining and exploration company listed on the Toronto Stock Exchange and NYSE American, LLC exchange (the “NYSE American”) under the symbol EXN and the Frankfurt Stock Exchange under the symbol E4X2. Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

On April 2, 2020, the Company announced the temporary suspension of mining, milling and exploration activities at its Mexican operations in accordance with the Mexican Presidential Order to mitigate the spread of COVID-19. The Mexican Government subsequently declared mining an essential service, and companies were permitted to commence activities to restart operations on June 1, 2020, provided they met the COVID-19 guidelines established by the Mexican Government. The Company recommenced mining and exploration activities in June 2020 and concentrate shipments resumed on July 6, 2020.

On April 22, 2020, the Company completed the acquisition of Otis Gold Corp. (“Otis”) by way of a statutory plan of arrangement resulting in Otis becoming a wholly-owned subsidiary of Excellon (Note 3).

In September 2020, the Company completed a consolidation of its common shares at a ratio of five pre-consolidation common shares for one post-consolidation common share effective September 10, 2020, and the listing of its common shares on the NYSE American effective September 23, 2020. As a result of the consolidation, shares issuable pursuant to the Company’s outstanding options, warrants, restricted share units and other convertible securities were proportionally adjusted on the same basis. All common share numbers, numbers of shares issuable under stock options, warrants and restricted share units and related per share amounts in these condensed consolidated financial statements have been retrospectively adjusted to reflect the share consolidation.

Excellon is domiciled in Canada and incorporated under the laws of the province of Ontario. The address of its registered office is 10 King Street East, Suite 200, Toronto, Ontario, M5C 1C3, Canada.

These condensed consolidated financial statements were approved by the Board of Directors on November 13, 2020.

2.	BASIS OF PRESENTATION

a)	Statement of compliance and going concern

The Company prepares its condensed consolidated financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and note disclosures normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB, have been omitted or condensed. These condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2019.

6

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

These condensed consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company applies judgment in assessing the future impact of COVID-19 on its business and operations, future commodity prices, and continued access to debt and/or equity financing. Management anticipates that the Company will have sufficient cash resources to fund the next 12 months of planned expenditures and discharge its liabilities in the normal course of operations.

b)	Summary of significant accounting policies, judgments, and estimates

These condensed consolidated financial statements have been prepared using the same accounting policies, methods of computation, judgments and estimates as the annual consolidated financial statements of the Company as at and for the year ended December 31, 2019, except as noted below.

Estimation uncertainty

The business changes as a result of COVID-19 have resulted in changes to short-term mine plans from the temporary suspension of operations in Mexico which include changes to short term budgets and commodity prices. The operations have restarted with no material impacts as a result of the temporary suspension. Management continues to closely evaluate the impact of the COVID-19 pandemic on the Company’s business and logistics.

Business Combinations

With regards to the acquisition of Otis in Note 3, the Company adopted the definition of a “business” in line with the new guidance as issued in IFRS 3 (Revised) Business Combinations.

Income (loss) per share

In the event of a share consolidation or share split, the calculation of basic and diluted income (loss) per share is adjusted retrospectively for all periods presented.

c)	Accounting pronouncements issued but not yet effective

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

7

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

3.	ACQUISITION OF OTIS GOLD CORP.

On April 22, 2020, the Company completed a plan of arrangement to acquire Otis Gold Corp. (“Otis”). Otis shareholders received 0.23 of a common share of the Company for each Otis common share held (the “Exchange Ratio”), resulting in the issuance of 8,130,630 Excellon common shares. The acquisition also resulted in outstanding Otis stock options and warrants being converted to Excellon stock options and warrants at the Exchange Ratio, resulting in the issuance of 531,895 Excellon stock options (“Replacement Options”) and 305,060 Excellon warrants exercisable at C$3.30 until March 29, 2022 (“Replacement Warrants”) (collectively, the “Transaction”).

On closing of the Transaction, Otis assets consisted primarily of mineral properties. As Otis did not have processes capable of generating outputs, Otis did not meet the definition of a business in accordance with IFRS 3 Business Combinations, and as a result the Transaction has been accounted for as an asset acquisition. The value of consideration paid after allocation to the other net assets acquired, was allocated to Otis’ Kilgore and Oakley mineral properties based on their relative fair values on April 22, 2020.

The purchase price has been determined and allocated as follows:

Purchase price	Common shares of Excellon issued	16,370
	Fair value of Excellon options issued	361
	Fair value of Excellon warrants issued	233
	Transaction costs	1,723
		18,687

Assets acquired	Cash	51
	Tax receivables, prepaid expenses and other assets	24
	Property, plant and equipment	35
	Reclamation deposits	53
	Right of use assets	48
	Mineral rights - Oakley Project	5,332
	Mineral rights - Kilgore Gold Project	13,711

Liabilities Assumed	Trade payables	(166)
	Convertible loan from Excellon	(353)
	Current and long-term lease liabilities	(48)
		18,687

Upon completion of the Transaction, the C$500 loan owed by Otis to Excellon became an intercompany loan and was eliminated on consolidation. Included in transaction costs is an amount of C$856 relating to Otis’ transaction costs incurred, assumed, and paid by Excellon after closing the Transaction.

8

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

The fair value of the common shares issued amounted to $16,370 based on the trading price of the Company’s shares on the issuance date (C$2.85). The fair value of the Replacement Options and Replacement Warrants was determined using the Black-Scholes pricing model with the following assumptions:

	Stock Options	Warrants
Exercise price	C$1.10 - C$7.65	C$3.30
Expected life (years)	0.23 - 4.00	1.9
Volatility	72.9% - 87.9%	79.1%
Risk-free rate	0.66% - 0.75%	0.66%

4.	MARKETABLE SECURITIES AND WARRANTS

In 2018, the Company entered into an option agreement to farm-out its Beschefer property to Wallbridge Mining Company Ltd. (“Wallbridge”), receiving an initial consideration of 500,000 Wallbridge Shares (TSX:WM).

On March 17, 2020, the Company entered into an amended agreement to receive an additional 3,000,000 Wallbridge Shares and 500,000 Warrants to relinquish all interest in the Beschefer Property (Note 7). The Warrants have a strike price of C$1.00 and a term of five years from the date of issuance.

An unrealized loss on revaluation of the Wallbridge Shares and Warrants of $276 and gain of $1,407 was recorded in other income for the three and nine months ended September 30, 2020 (loss of $24 and gain of $62 for the three and nine months ended September 30, 2019). The fair value of the Warrants was determined using a Black-Scholes model, risk free rate of 0.4%, Wallbridge share price of C$1.02 and volatility of 117% at September 30, 2020.

	September 30	December 31
	2020	2019
	$	$
Marketable securities at fair value	2,661	348
Warrants at fair value	305	-
	2,966	348

5.	INVENTORIES

	September 30	December 31
	2020	2019
	$	$
Ore stockpiles	588	186
Concentrate inventory	89	588
Production spare parts	2,154	2,402
Obsolescence Provision - spare parts	(468)	(561)
	2,363	2,615

9

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

6.	PROPERTY, PLANT AND EQUIPMENT

				Assets	Right
	Mining	Mining	Processing	under	of use
	properties	equipment	equipment	construction	assets	Total
	$	$	$	$	$	$
At January 1, 2019
Cost	29,212	15,938	5,756	1,368	-	52,274
Accumulated amortization	(17,130)	(8,860)	(4,537)	-	-	(30,527)
	12,082	7,078	1,219	1,368	-	21,747

Year ended December 31, 2019
Opening net book value	12,082	7,078	1,219	1,368	-	21,747
Additions	1,202	847	111	3,621	1,006	6,787
Reclassification	33	(640)	33	(66)	640	-
Depletion and amortization	(2,257)	(1,955)	(291)	-	(228)	(4,731)
Exchange differences	516	290	52	148	9	1,015
Closing net book value	11,576	5,620	1,124	5,071	1,427	24,818

At December 31, 2019
Cost	31,774	16,887	6,160	5,071	1,646	61,538
Accumulated amortization	(20,198)	(11,267)	(5,036)	-	(219)	(36,720)
	11,576	5,620	1,124	5,071	1,427	24,818

Period ended September 30, 2020
Opening net book value	11,576	5,620	1,124	5,071	1,427	24,818
Additions (1)	862	1,433	691	2,931	102	6,019
Reclassification	824	208	-	(978)	(54)	-
Depletion and amortization	(1,389)	(1,495)	(258)	-	(141)	(3,282)
Exchange differences (2)	(1,842)	(684)	(669)	(1,006)	(340)	(4,541)
Closing net book value	10,032	5,081	888	6,018	995	23,014

At September 30, 2020
Cost	29,193	15,710	5,366	6,018	1,695	57,981
Accumulated amortization	(19,161)	(10,629)	(4,477)	-	(699)	(34,967)
	10,032	5,081	888	6,018	995	23,014

(1)	During the nine months ended September 30, 2020, the Company incurred $2,931 in sustaining capital expenditures recorded as assets under construction, primarily related to the raise of the Tailings Management Facility #2 at the Miguel Auza processing facility and expansion of the dewatering system at the Platosa Mine (September 30, 2019: $2,433). Once the associated assets are commissioned, they will be reclassified to their appropriate asset class.

(2)	Unrealized foreign exchange losses on translation of Mexican Peso assets at the period-end exchange rate.

10

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

7.	MINERAL RIGHTS

	Platosa	Beschefer	Silver City	Kilgore	Oakley
	(Mexico)	(Canada) (1)	(Germany) (2)	(Idaho) (3)	(Idaho) (4)	Total
	$	$	$	$	$	$
At January 1, 2019
Cost	3,621	1,466	-	-	-	5,087
Accumulated amortization	(2,460)	-	-	-	-	(2,460)
	1,161	1,466	-	-	-	2,627

Year ended December 31, 2019
Opening net book value	1,161	1,466	-	-	-	2,627
Additions	-	-	245	-	-	245
Disposals	-	(104)	-	-	-	(104)
Depletion and amortization	(210)	-	-	-	-	(210)
Exchange differences	52	66	-	-	-	118
Closing net book value	1,003	1,428	245	-	-	2,676

At December 31, 2019
Cost	3,785	1,428	245	-	-	5,458
Accumulated amortization	(2,782)	-	-	-	-	(2,782)
	1,003	1,428	245	-	-	2,676

Period ended September 30, 2020
Opening net book value	1,003	1,428	245	-	-	2,676
Acquisitions	-	-	314	13,711	5,332	19,357
Disposals	-	(1,332)	-	-	-	(1,332)
Depletion and amortization	(119)	-	-	-	-	(119)
Exchange differences	(79)	(96)	1	-	-	(173)
Closing net book value	805	-	560	13,711	5,332	20,408

At September 30, 2020
Cost	3,433	-	560	13,711	5,332	23,036
Accumulated amortization	(2,628)	-	-	-	-	(2,628)
	805	-	560	13,711	5,332	20,408

(1)	On March 17, 2020, the Company entered into an agreement with Wallbridge (Note 4) in respect of the Beschefer Option Agreement, whereby the amended Option payments were deemed fully satisfied through the issuance of a total of 3,500,000 Wallbridge Shares and 500,000 warrants to purchase Wallbridge Shares at $1.00 for a period of five years from the date of issuance (collectively, the “Wallbridge Consideration”). In accordance with the Company’s farm-out accounting policy, the initial fair value of the Wallbridge Consideration was credited to the Beschefer Mineral Rights ($1,141) and the loss on disposal ($188) was recorded in profit and loss for the nine months ended September 30, 2020.

11

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

(2)	On September 24, 2019 the Company signed an option agreement (the “Globex Agreement”) with Globex Mining Enterprises Inc. (“Globex”) to acquire a 100% interest in the Braunsdörf exploration license for the Silver City Project in Saxony, Germany, pursuant to which the Company agreed to pay total aggregate consideration of C$500 in cash and issue Common Shares valued at C$1,600 over a period of three years. Upon completion of the payments and common share issuances the Company will grant Globex a gross metals royalty of 3% for precious metals and 2.5% for other metals, both of which may be reduced by 1% upon a payment of $1,500. Additional one-time payments of C$300 and C$700 will be made by the Company following any future announcement of a maiden resource on the property and upon achievement of commercial production from the project, respectively. The first issuance of 45,367 Common Shares (valued at C$225) and the first cash payment (C$100) were made on the effective date of the Globex Agreement and recorded as an addition to mineral rights ($245). On September 21, 2020, the second issuance of 65,657 Common Shares (valued at C$325) and the second cash payment (C$100) were made and recorded as an addition to mineral rights ($314).

(3)	On April 22, 2020, the Company acquired the Kilgore Gold Project as part of the Otis acquisition (Note 3). The Company has a 100% interest in the Kilgore Gold property located in Clark County, Idaho, which consists of 614 federal lode mining claims unencumbered by any underlying royalties. The Company also acquired a net smelter returns royalty (“NSR”) of 1.0% on production of gold from Revival Gold Inc.’s Arnett Creek project.

(4)	On April 22, 2020, the Company acquired the Oakley Project as part of the Otis acquisition (Note 3). The Oakley Project includes Blue Hill Creek, Matrix Creek, Cold Creek and other properties in Idaho, USA:

●	Blue Hill Creek (“BHC”) - The Company has a 100% interest in the Blue Hill Creek property located in Cassia County, Idaho; the property consists of 44 unpatented federal lode mining claims and an adjacent 80 acre Idaho state lease, subject to a net smelter returns royalty (“NSR”) of 2% on production of gold from BHC.

●	Matrix Creek - The Company has a 100% interest in the Matrix Creek property, located in Cassia County, Idaho; the property consists of 61 unpatented federal lode mining claims and a 320 acre mineral lease, subject to an NSR of 2% on production of gold from Matrix Creek. The 2.0% NSR at BHC and Matrix Creek can be purchased for a total of $2,000.

●	Cold Creek and other properties - Cold Creek, located in Cassia County, Idaho, consists of 85 unpatented federal lode mining claims, and 32 other unpatented federal lode mining claims, all located in Cassia County, Idaho and located within the area known as the Oakley Project.

In March 2020, Otis entered into a definitive option agreement with Centerra Gold Inc. (“Centerra”) whereby Centerra may earn up to a 70% interest in the Oakley Project in exchange for total exploration expenditures of $7,000 and cash payments of $550 over a 6 year period. Details are as follows:

●	Centerra can earn a 51% interest in Oakley (the “First Option”) by incurring $4,500 in exploration expenditures and by making cash payments of $250 over a three-year period as follows:

○	Cash payment of $75 (received by Otis) on signing and commitment to spend a minimum of $500 on exploration expenditures in Year One;

○	Cash payment of $75 and $1,500 in exploration expenditures in Year Two; and

○	Cash payment of $100 and $2,500 in exploration expenditures in Year Three.

●	Centerra will then have an option to acquire a further 19% of the Oakley Project, for a total of 70% (the “Second Option”), by incurring an additional $3,000 in exploration expenditures and making a cash payment of $300 over three years.

●	During the term of the Oakley Agreement, Centerra will be the Operator of the project. Excellon will act as Project Manager and will earn 10% of the approved exploration expenditures for technical oversight and project management.

●	Subsequent to either the First Option or the Second Option, at Centerra’s option, the parties shall form a joint venture and fund expenditures going forward on a pro rata basis.

●	Should Excellon’s interest fall below 10% during the joint venture, that interest will automatically convert to a 2% NSR that is not subject to a buyback provision.

As at September 30, 2020, Centerra has incurred $583 in qualifying exploration expenditures on the Oakley Project.

12

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

8.	TRADE AND OTHER PAYABLES

The Company’s trade payables comprise accounts payable and accruals as at September 30, 2020. Accounts payable make up $3,474 of the $7,380 balance (as at December 31, 2019 – $4,672 of the $6,700 balance), of which $2,135 relate to operations in Mexico. Accruals and other payables of $3,906 (as at December 31, 2019 – $2,028) relate to operating costs, deal advisory, accounting, legal, statutory payroll withholding taxes and forward foreign exchange contracts that are marked to market.

The mark to market adjustment on forward foreign exchange contracts resulted in an unrealized gain of $346 recorded in finance expense during the three months ended September 30, 2020 and an unrealized loss of $673 for the nine months ended September 30, 2020 ($77 loss for the three months and $26 loss for the nine months ended September 30, 2019) and a corresponding change in other payables resulting in a net liability balance of $227 at September 30, 2020 (December 31, 2019 – $432 asset balance within other payables).

9.	PROVISIONS

	Post-retirement	Rehabilitation
	benefits (1)	provision (2)	Total
	$	$	$

Year ended December 31, 2019
Opening balance	684	1,532	2,216
Change in estimate	(95)	-	(95)
Accretion/reclassification for the period	62	26	88
Exchange differences	(34)	68	34
Closing Balance	617	1,626	2,243

Period ended September 30, 2020
Opening balance	617	1,626	2,243
Termination payments	(113)	-	(113)
Change in estimate	74	-	74
Accretion/reclassification for the period	3	45	48
Exchange differences	(162)	(261)	(423)
Closing Balance	419	1,410	1,829

(1)	Post-retirement benefits: The Company provides post-retirement benefits supplements as well as leaving indemnities to employees at the Mexican operations. Under Mexican labour law, the Company provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Key financial assumptions used in the above estimate include an annual discount rate of 6.8% (December 31, 2019 – 6.8%), annual salary rate increase of 3.75% (December 31, 2019 – 3.75%) and minimum wage increase rate of 5.31% (December 31, 2019 – 5.31%) and the life of mine of approximately four years.

During the second quarter of 2020 the Company paid $453 in termination benefits, of which $113 was recorded against post-retirement benefits and $340 was recorded in profit and loss for the nine months ended September 30, 2020.

(2)	Rehabilitation provision: Key financial assumptions used in the above estimate include an annual discount rate of 4.4% (December 31, 2019 – 4.4%), Mexican inflation rate and the life of mine of approximately four years. The total undiscounted amount of estimated cash flows required to settle the Company’s obligations is $1,727 of which $823 relates to the Platosa mine and $904 relates to the Miguel Auza mill.

13

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

10.	CREDIT FACILITY

On March 16, 2020, the Company closed a US$6-million bridge-loan credit facility (the “Credit Facility”) with Sprott Private Resource Lending II (Collector), LP (“Sprott Lending”). The Facility carried interest at 10% per annum, compounded and payable monthly, and was due and payable in full on or before September 14, 2020. In consideration for the Facility, Excellon issued 107,291 Common Shares to Sprott Lending which were recorded in profit and loss as finance costs.

The Company repaid the Credit Facility on August 4, 2020 on the closing of the Convertible Debenture financing (Note 11).

11.	CONVERTIBLE DEBENTURES

On July 30, 2020, the Company closed the private placement (the “Financing”) of secured convertible debentures (the “Debentures”) for total proceeds of C$17.91 million.

The Debentures have a term of 36 months and are convertible into Common Shares of the Company prior to maturity at a conversion price of C$5.30 per Common Share. The Debentures bear interest at an annual rate of 5.75%, payable in cash semi-annually. Interest on the Debentures may alternatively be paid in Common Shares of the Company at the Company’s option based on the 10-day volume-weighted average price of the Common Shares prior to the payment date and an effective annual rate of 10%. The Debentures are secured against the Company’s assets in Mexico.

On or after July 30, 2022 and prior to maturity, the Company may accelerate the conversion of the entire issuance of Debentures, provided that the 20-day VWAP of the Common Shares on or after such 24-month anniversary is equal to greater than C$12.50.

The purchasers of the Debentures were also issued 1,006,542 Common Share purchase warrants (“Warrants”), with an exercise price of C$5.75 and an expiry date of July 30, 2023. In connection with the Financing, the Company also granted 136,887 Common Share purchase warrants (the “Broker Warrants”), with an exercise price of C$5.75 and an expiry date of July 30, 2023. The Common Shares underlying the Debentures, Warrants and Broker Warrants are subject to a four-month hold period from the date of issuance in accordance with applicable securities legislation.

Net proceeds from the Debentures were C$17.1 million ($12,959) after cash transaction costs of C$768 ($580) and were allocated between debt and equity components. The fair value of the debt of C$8,459 ($6,318) was estimated using a coupled Black-Scholes model based on an expected term of 36 months and a coupon rate of 5.75%. The residual portion of C$6,382 ($4,827) represented the value of the conversion option and other features of the Debentures, and was recognized in equity net of a deferred tax recovery of C$2,301 ($1,737) related to a taxable temporary difference on this equity component.

The debt component is recorded at amortized cost and is accreted to the principal amount over the term of the Debentures. The Company recorded interest expense of C$483 ($365) for the period from closing to September 30, 2020.

14

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

12.	SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of Common Shares.

	Number of shares
	(000’s)	$

Year ended December 31, 2019
Opening balance	19,841	106,786
Shares issued on exercise of stock options	10	38
Shares issued on exercise of warrants (1)	370	699
Shares issued from bought deal (2)	2,185	6,903
Shares issued in exchange of mineral rights (3)	45	169
Shares issued on exercise of RSUs and DSUs	40	245
Balance at December 31, 2019	22,491	114,840

Period ended September 30, 2020
Opening balance	22,491	114,840
Shares issued on exercise of stock options	219	508
Shares issued on exercise of warrants	2	8
Shares issued on acquisition of Otis Gold Corp (4)	8,131	16,370
Shares issued as part of Credit Facility (5)	107	180
Shares issued to settle payables (6)	671	1,738
Value of shares issued in asset acquisition (3)	66	246
Shares issued on exercise of RSUs and DSUs	382	1,626
Balance at September 30, 2020	32,069	135,516

(1)	On November 27, 2019, 370,209 C$0.50 Warrants were exercised for proceeds of C$926.

(2)	On August 27, 2019 the Company completed a public equity financing (the “2019 Bought Deal”) of 2,185,000 units (“2019 Public Units”) at a price of C$5.30 per Public Unit for gross proceeds of C$11,581 (the “2019 Offering”). Each 2019 Public Unit comprised one Common Share and one half-warrant (“$7.00 Warrant”) with each whole warrant entitling the holder to acquire a Common Share at a price of C$7.00 for a period of two years ending August 27, 2021. The Company issued 1,092,500 $7.00 warrants. Broker and underwriting fees of C$800 were paid in respect of the 2019 Bought Deal.

The net proceeds of C$10,510 ($8,000) after transaction costs, were allocated proportionally between the fair values of the Common Shares and the $7.00 Warrants.

(3)	On September 24, 2019, the Company announced the Globex Agreement. The first issuance of 45,367 Common Shares (valued at C$225) and the first cash payment (C$100) were made on the effective date of the option agreement and recorded as an addition to mineral rights. On September 21, 2020, the second issuance of 65,657 Common Shares (valued at C$325) and the second cash payment (C$100) were made and recorded as an addition to mineral rights (Note 7).

15

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

(4)	On April 22, 2020, the Company completed the Transaction (Note 3). Otis shareholders received 0.23 of a Common Share for each Otis common share held (the “Exchange Ratio”), resulting in the issuance of 8,130,630 Common Shares valued at the market price of C$2.85 per Common Share.

(5)	On March 16, 2020, the Company closed the Credit Facility (Note 10). In consideration for the Facility, Excellon issued 107,291 Common Shares to Sprott Lending.

(6)	During the second and third quarters of 2020, the Company issued 670,974 common shares in settlement of certain Otis transaction costs and Mexican payables as approved by the TSX totaling C$2,098. An amount of $196 (C$261) was recorded in other expenses to reflect the difference between the market value of the shares issued and the carrying amount of the payables settled.

The outstanding number and weighted average exercise prices of equity-settled Stock Options, Purchase Warrants, Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”) are as follows:

	Options		Warrants
	Options Outstanding	Weighted Average Exercise Price (CAD)	Warrants Outstanding	Weighted Average Exercise Price (CAD)	RSUs Outstanding	DSUs Outstanding
Outstanding at January 1, 2019	260,000	6.34	370,209	2.50	352,571	372,499
Granted/issued	241,000	4.68	1,092,500	7.00	369,795	95,073
Exercised/settled	(10,000)	2.85	(370,209)	2.50	(39,833)	-
Expired	(20,000)	5.78	-	-	-	-
Forfeited	(10,000)	4.75	-	-	(110,047)	-
Outstanding at December 31, 2019	461,000	5.59	1,092,500	7.00	572,486	467,572
Exercisable at December 31, 2019	270,665	5.91	1,092,500	7.00	-	-

Outstanding at January 1, 2020	461,000	5.59	1,092,500	7.00	572,486	467,572
Granted/issued	944,895	3.32	1,448,488	5.23	291,002	165,350
Exercised/settled	(219,212)	1.89	(2,400)	3.45	(224,750)	(193,507)
Expired	(236,517)	4.86	-	-	(17,877)	-
Forfeited	(8,004)	4.75	-	-	(99,806)	-
Outstanding at September 30, 2020	942,162	4.36	2,538,588	6.00	521,055	439,415
Exercisable at September 30, 2020	582,651	4.86	2,538,588	6.00	-	-

On April 22, 2020, the Company issued 531,895 Options and 305,060 Warrants in replacement of pre-existing Otis Options and Warrants outstanding at the date of closing of the Transaction (Note 3). In accordance with the Otis Stock Option Plan, 130,365 stock options expired on July 22, 2020, 90 days after the closing of the Transaction.

The $7.00 Warrants expire on August 27, 2021, the $3.30 Warrants expire on March 29, 2022 and the $5.75 Warrants expire on July 30, 2023 (Note 11).

16

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

Options outstanding and exercisable are as follows:

Exercise Price Range (CAD)	Stock Options Outstanding	Weighted Average Remaining Contractual Life (years)	Stock Options Exercisable	Weighted Average Exercise Price (CAD)
$0.00 to $1.99	19,000	0.25	19,000	1.55
$2.00 to $3.99	474,217	2.52	232,047	2.98
$4.00 to $5.99	302,946	3.33	185,604	4.85
$6.00 to $7.99	25,000	1.02	25,000	7.66
$8.00 to $9.99	121,000	1.33	121,000	8.44
	942,163	2.54	582,651	4.86

Compensation expense is recognized over the vesting period of the grant with the corresponding equity impact recorded in contributed surplus. Share-based compensation expense comprises the following:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2020	2019	2020	2019
	$ (CAD)	$ (CAD)	$(CAD)	$(CAD)
Stock options	168	100	501	472
RSU	145	155	958	361
DSU	77	-	712	409
	390	255	2,171	1,242

13.	COMMITMENTS AND CONTINGENCIES

The following table summarizes the Company’s significant unrecognized commitments as of September 30, 2020:

	2020	2021	2022	2023	2024	Total
	$	$	$	$	$	$
Exploration License (Silver City Project) - Cash	-	75	149	-	-	224
Exploration License (Silver City Project) - Shares	-	317	467	-	-	784
Concession holding fees	205	409	592	592	515	2,313
	205	801	1,208	592	515	3,322

Excluded above is the Platosa Project Net Smelter Return (NSR) royalty as such payments vary period to period based on production results and commodity prices. The NSR bears a rate of either (a) 1.25% in respect of manto or mineralization other than skarn mineralization or (b) 0.50% in respect of skarn or “Source” mineralization. Payments are made in cash semi-annually.

17

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

Legal contingencies

The Company is defending various legal claims including one against a subsidiary of the Company which is party to an action by a claimant in respect of damages under a property agreement regarding a non-material mineral concession within the Evolución Project. The concession is subject to an exploration and exploitation agreement with a purchase option (the “Antigua Agreement”) dated December 3, 2006 between San Pedro Resources SA de CV (“San Pedro”, now a subsidiary of Excellon) and the owner (the “Plaintiff”) that provides, among other things, for a minimum payment of US$2.5 plus value added tax per month and the payment of a 3% NSR royalty. San Pedro has the right to purchase absolute title to La Antigua including the NSR royalty upon payment of US$500. San Pedro was under no contractual obligation to put the mine into production and has not done so. The Plaintiff was awarded damages in the court of first instance in Torreón, Coahuila. Both San Pedro and the Plaintiff appealed the decision to the Second District State Court in the Judicial District of Torreón. That Court confirmed the initial decision but, subsequently, pursuant to an order obtained by the Plaintiff, granted the Plaintiff an award of damages multiple times greater than any income the applicable NSR royalty could produce even in the event of commercial production. San Pedro is appealing this decision to the federal courts of Mexico and believes that the decision is without merit and not supported by the evidence, facts or law. The Company expects the likelihood of this decision in respect of damages is remote and will be reversed and rationalized in the federal court system. There is no impact to the ongoing operations of the business.

14.	REVENUES

Under the terms of the Company’s concentrate sales contracts, lead–silver and zinc-silver concentrates are sold on a provisional pricing basis whereby sales are recognized at prevailing metal prices when the revenue recognition criteria have been met, namely when title and the risks and rewards of ownership have transferred to the customer. Final pricing of each delivery is not determined until one or two months post-delivery. The price recorded at the time of sale may differ from the actual final price received from the customer due to changes in market prices for metals. The price volatility is considered an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value by mark-to-market adjustments at each reporting period until settlement occurs, with the changes in fair value recorded in revenues.

During the three months ended September 30, 2020, the Company recognized a positive adjustment to revenues of $227 as net receivables were ultimately settled at higher values than provisionally priced during the second quarter of 2020 (2019: negative adjustment of $31).

As at September 30, 2020, provisionally priced sales totalled $6,909 which are expected to settle at final prices during the fourth quarter of 2020.

During the three and nine months ended September 30, 2020, the Company recorded $nil and $496, respectively, as revenues associated with the initial ore milling test under the toll milling arrangement signed with Hecla Mining Company (three and nine months ended September 30, 2019: $430 and $508 respectively).

The Company recognized the following amounts related to revenue:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2020	2019	2020	2019
	$	$	$	$
Concentrate revenues from contracts with customers	9,440	5,938	15,661	19,714
Provisional pricing adjustment on concentrate sales	227	(165)	1,016	(167)
Revenues from toll milling services	-	430	496	508
Total revenues	9,667	6,203	17,173	20,055

18

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

The following table sets out the disaggregation of revenue by metal and form of sale:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2020	2019	2020	2019
	$	$	$	$
Concentrate revenues from contracts with customers:
Silver	6,100	3,301	10,084	9,940
Lead	1,541	1,108	2,873	3,371
Zinc	2,026	1,364	3,720	6,236
Revenues from toll milling services	-	430	496	508
Total revenues	9,667	6,203	17,173	20,055

15.	EXPENSES BY NATURE

(a)	Cost of sales consist of the following:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2020	2019	2020	2019
	$	$	$	$
Direct mining and milling costs (1)	5,125	5,843	13,904	16,864
Changes in inventories (2)	750	(53)	(144)	335
Depletion and amortization	1,269	1,140	3,204	3,458
Toll milling costs	-	260	234	260
Cost of sales	7,144	7,190	17,198	20,917

(1)	Direct mining and milling costs include personnel, general and administrative, fuel, electricity, maintenance and repair costs as well as operating supplies, external services and transport fees.

(2)	Changes in inventories reflect the net cost of ore and concentrate (i) sold during the current period but produced in a previous period (an addition to direct mining and milling costs) or (ii) produced but not sold in the current period (a deduction from direct mining and milling costs).

(b)	Administrative expenses consist of the following:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2020	2019	2020	2019
	$	$	$	$
Office and overhead costs	770	495	1,790	1,397
Salaries and wages	308	386	1,377	1,037
Administrative expenses	1,078	881	3,167	2,434

19

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

(c)	Other expenses consist of the following:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2020	2019	2020	2019
	$	$	$	$
Unrealized loss (gain) on marketable securities (Note 4)	236	24	(1,244)	(62)
Unrealized loss (gain) on purchase warrants (Note 4)	40	-	(163)	-
(Gain) loss on disposal of assets (Note 7)	-	-	188	(19)
Unrealized foreign exchange loss	444	64	2,575	20
Realized foreign exchange loss (gain)	(2)	-	8	-
Provisions	-	-	-	600
Interest income	(10)	(14)	(41)	(37)
Shares issued at a discount to settle payables	122	-	196	-
Spare parts obsolescence provision	-	(3)	-	(15)
Other	(86)	129	(84)	(48)
Other expenses, net	744	200	1,435	439

16.	FINANCE EXPENSES

Finance expenses consist of the following:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2020	2019	2020	2019
	$	$	$	$
Interest expense	620	20	1,107	53
Rehabilitation provision - accretion	16	27	46	81
Post-retirement benefits - accretion	2	45	3	45
Loss (gain) on change in fair value of purchase warrant liabilities	-	(98)	-	254
Unrealized loss (gain) on currency hedges	(346)	77	673	26
Finance expenses, net	292	71	1,829	459

17.	RELATED PARTIES

The corporate secretary of the Company is a partner in a firm that provides legal services to the Company. During the three and nine months ended September 30, 2020, the Company incurred legal services from this firm of $42 and $62 respectively (three and nine months ended September 30, 2019: $3 and $12 respectively). As at September 30, 2020, the Company had an outstanding payable balance due to this firm of $nil (as at December 31, 2019 – $nil).

18.	FINANCIAL INSTRUMENTS

Fair Values of non-derivative financial instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs, as appropriate, and are subsequently carried at fair value or amortized cost. At September 30, 2020, the carrying amounts of trade and other payables and other current assets are considered to be reasonable approximations of their respective fair values due to the short-term nature of these instruments.

The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

20

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

Embedded derivatives – provisional pricing

Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and final settlement weights and assays, which result in an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each reporting period until settlement occurs, with the changes in fair value recorded to revenues.

Fair Value Hierarchy

The three levels of the fair value hierarchy are as follows:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data

		September 30	December 31
	Fair value	2020	2019
	hierarchy	$	$

Financial assets
Fair value through profit and loss
Marketable securities	Level 1	2,661	348
Purchase Warrants	Level 2	305	-
Trade receivables	Level 2	2,467	2,278
		5,433	2,626

Financial liabilities
Fair value through profit and loss
Forward foreign exchange contracts	Level 2	(227)	432

There were no transfers between levels 1, 2 or 3 during the nine months ended September 30, 2020.

Valuation techniques and inputs used to determine fair values include:

●	Marketable securities - the use of quoted market prices or dealer quotes for similar instruments
●	Warrants - based on a Black-Scholes model which uses quoted observable inputs
●	Provisional pricing receivables – key inputs are payable metal and future metal prices, marked-to-market based on a quoted forward price and final settlement weights and assays
●	Forward foreign currency contracts – present value of future cash flows based on the forward exchange rates at the balance sheet date

21

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

Risk management policies and hedging activities

The Company is sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company addresses its price-related exposures through the use of options, futures, forwards and derivative contracts described below under currency risk.

Economic dependence

The Company has offtake agreements with Trafigura Mexico, S.A. de C.V. (“Trafigura”), a subsidiary within the Trafigura group of companies. Due to the availability of alternative processing and commercialization options for its concentrate, the Company believes it would suffer no material adverse effect if it lost the services of Trafigura.

Credit risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents. Management believes the credit risk on cash and cash equivalents is low since the Company’s cash and cash equivalents balance are held at large international financial institutions with strong credit ratings.

The Company is exposed to credit risk from its current customer Trafigura. Accounts receivable are subject to normal industry credit risks and are considered have a low credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due. To the extent that the Company may foresee insufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions. Accounts payable excluding accrued liabilities are due within 90 days or less.

Currency risk

The Mexican peso (“MXN”) and the Canadian dollar (“CAD”) are the functional currencies of subsidiaries of the Company and, as a result, currency exposures arise from transactions and balance in currencies other than the functional currencies. The Company’s potential currency exposures comprise:

●	translational exposure in respect of non-functional currency monetary items
●	transactional exposure in respect of non-functional currency expenditure and revenues;
●	commodity price risk; and
●	interest rate risk.

22

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

A significant portion of the Company’s capital expenditures, operating costs, exploration, and administrative expenditures are incurred in MXN, while revenues from the sale of concentrates are denominated in US dollars (“USD”). The fluctuation of the USD in relation to the MXN, consequently, impacts the reported financial performance of the Company.

To manage the Company’s exposure to changes in the USD/MXN exchange rate, the Company entered into forward contracts to purchase MXN in exchange for USD at various rates and maturity dates. As at September 30, 2020, forward contracts for the purchase of MXN44 million in exchange for $2.2 million at an average rate of 20.18 MXN/USD, at various maturity dates until February 2021, were outstanding.

The mark to market adjustment on forward foreign exchange contracts resulted in an unrealized gain of $346 recorded in finance expense during the three months ended September 30, 2020 and an unrealized loss of $673 for the nine months ended September 30, 2020 (losses of $77 and $26 for the three and nine months ended September 30, 2019, respectively) and a corresponding change in other payables resulting in a net liability balance of $227 at September 30, 2020 (December 31, 2019 – $432 asset balance within other payables).

Translational exposure in respect of non-functional currency monetary items

Monetary items, including financial assets and liabilities, denominated in currencies other than the functional currency of an operation are periodically revalued to the functional currency equivalents as at that date, and the associated unrealized gain or loss is taken to the income statement to reflect this risk.

The principal non-functional currency to which the Company is exposed is the USD. Based on the Company’s net financial assets and liabilities in USD as at September 30, 2020, a weakening of the USD against the MXN and CAD functional currencies by 1%, with all other variables held constant, would have increased/(decreased) quarterly net income and equity by approximately $34.

Transactional exposure in respect of non-functional currency expenditure and revenues

Certain operating and capital expenditures are incurred by some operations in currencies other than their functional currency. To a lesser extent, certain sales revenue is earned in currencies other than the functional currency of operations, and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation.

At September 30, 2020, the Company has entered into forward exchange contracts to manage short-term foreign currency cash flows relating to operating activities.

Commodity price risk

The nature of the Company’s operations results in exposure to fluctuations in commodity prices. Management continuously monitors commodity prices of silver, lead and zinc.

The Company is particularly exposed to the risk of movements in the price of silver. Declining market prices for silver could have a material effect on the Company’s profitability, and the Company may consider hedging its exposure to silver. The London Silver Spot price average, in USD per ounce, was $24.40 and $19.22 for the three and nine months ended September 30, 2020 (three and nine months ended September 30, 2019: $17.02 and $15.83). The Company estimates that a 10% increase/decrease in commodity prices during the quarter, with all other variables held constant, would have resulted in an increase/decrease in net income of approximately $1,500.

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Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

Interest rate risk

Cash and cash equivalents earn interest at floating rates dependent upon market conditions.

19.	CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity’s ability to continue as a going concern and to continue the exploration and extraction of ore from its mining properties.

The capital of the Company consists of the elements within shareholders’ equity. Risk and capital management are monitored by the board of directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored, and actions are taken, when necessary, according to the Company’s approved policies.

20.	SEGMENT REPORTING

	MEXICO		CORPORATE		TOTAL
	September 30	December 31	September 30	December 31	September 30	December 31
	2020	2019	2020	2019	2020	2019
	$	$	$	$	$	$
Property, plant and equipment, right of use asset	22,019	23,391	995	1,427	23,014	24,818
Capital expenditures	(5,917)	(5,719)	(102)	(1,068)	(6,019)	(6,787)
Mineral rights	805	1,003	19,603	1,673	20,408	2,676
Total assets	59,542	47,981	13,301	7,169	72,843	55,150
Total liabilities	11,031	11,541	9,260	1,417	20,291	12,958

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2020	2019	2020	2019
	$	$	$	$
MEXICO
Revenues	9,667	5,943	17,173	20,055
Cost of sales	(7,144)	(6,930)	(17,198)	(20,917)
Exploration	(432)	(858)	(850)	(2,829)
Other income (expenses)	(725)	(189)	(2,872)	(395)
Finance expense	969	(169)	(80)	(205)
Income tax recovery (expense)	115	421	(694)	(672)
Net income (loss)	2,449	(1,782)	(4,522)	(4,963)

CORPORATE
Corporate administrative expenses	(1,502)	(1,151)	(5,009)	(3,540)
Exploration	(1,569)	-	(1,781)	-
Other income (expenses)	(18)	(11)	1,438	(44)
Finance expense	(1,261)	98	(1,749)	(254)
Income tax recovery (expense)	1,661	(56)	1,613	(93)
Net loss	(2,689)	(1,120)	(5,488)	(3,931)

Net Loss	(240)	(2,902)	(10,010)	(8,894)

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